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                                    Filed by Sensory Science Corporation
                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                    Subject Company: Sensory Science Corporation

                                    Commission File No. 1-09706



                THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY

                 SENSORY SCIENCE CORPORATION ON FEBRUARY 1, 2001

   SENSORY SCIENCE ANNOUNCES MERGER AGREEMENT WITH SONICblue AND FISCAL THIRD
                                QUARTER EARNINGS

          SONICblue To Acquire Sensory Science In Stock-For-Stock Deal Sensory Science Reports Third Quarter EPS Of $0.01 On Revenues Of $24.7M

         SCOTTSDALE, ARIZ. - FEBRUARY 1, 2001 - SENSORY SCIENCE CORPORATION (AMEX: VCR) today announced it has entered into a definitive agreement to merge with SONICblue, Inc. (NASDAQ: SBLU) in a stock-for-stock transaction. The combination of the two companies will provide Sensory Science with the necessary resources to continue its digital products strategy while strengthening SONICblue's growing digital products portfolio and providing both companies with new marketing and distribution opportunities. SONICblue is a leader in the converging Internet, digital media and consumer device markets, with brands that include Rio(R) digital audio players, HomeFree(TM) home networking solutions, and Diamond(TM) Internet access products.

         Under the terms of the merger agreement unanimously approved by each company's board of directors, each outstanding share of Sensory Science will be exchanged for 0.0710 shares of SONICblue common stock. This exchange ratio may be subject to adjustment at the consummation of the merger as provided for in the merger agreement.

         Current plans call for Sensory Science to retain its name and operate as a subsidiary under SONICblue in its current location in Scottsdale, Arizona.

         "Sensory Science and SONICblue share a common vision of convergence in the digital marketplace, and we firmly believe this combination will better enable Sensory Science to continue its mission of providing award-winning digital products. This merger will bring together complementary products, strategies, and people, adding significant value to both companies and ultimately to our shareholders," said Roger Hackett, Sensory Science's chairman and chief executive officer. "We're joining a growing company on the forefront of emerging technologies that will provide the resources necessary for us to compete more effectively."
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         "The acquisition of Sensory Science is in line with our new focus and further solidifies our position as a leader in the digital media and consumer device markets," said Ken Potashner, CEO and Chairman, SONICblue. "This move expands our distribution channels into the high-end retail and special markets, strengthens our technology portfolio and broadens our product line to include state of the art video and software products. We're pleased to add the people and the products of Sensory Science to SONICblue."

         In connection with the merger, SONICblue has agreed to loan Sensory Science $3 million to provide working capital to fund operations until the merger has closed. A portion of the funds will be directed to the company's technology division, iCache, Inc., to support the continued development of the company's media appliance initiative.

         The merger will be tax-free to Sensory Science shareholders and will be accounted for as a purchase transaction. The agreement is subject to certain closing conditions, including customary regulatory approvals and the approval of Sensory Science shareholders. The deal is expected to close in approximately 100 days.

SENSORY SCIENCE REPORTS FISCAL THIRD QUARTER EARNINGS RESULTS

         Sensory Science today also reported net sales for the quarter ended December 31, 2000, of $24.7 million, and net income of $107,000, or $0.01 per basic and diluted share, which compares to revenues of $20.4 million and net income of $400,000, or $0.03 per basic and diluted share, in the same period last year.

         For the nine months ended December 31, 2000, the company reported revenues of $53.9 million, and a net loss of $9.7 million, or $0.68 per basic share, as compared to revenues of $54.2 million, and a net loss of $11,000 in the same nine-month period a year ago.

         Sales for the quarter ended December 31, 2000 increased 20.8% over the same period of the prior year due to strong consumer demand for the Company's new integrated DVD-VCR product (model DVR5000). Sales of the DVR5000 accounted for more than 50% of total company sales in the December quarter. Demand for the Company's line of Loewe digital TVs was also strong, with sales increasing 40% over the prior year. Demand for the Dual Deck VCR products however continued to be weak, with sales declining more than 50% compared to the prior year.

         "While we were pleased with our return to profitability and the 20.8% growth in sales, as a company we were constrained during the quarter due to limited working capital," commented Roger Hackett. "We were able to meet our goal of improving asset management ratios during the quarter, but that did not generate sufficient cash for the company to operate effectively and to fund necessary marketing and product development programs, particularly as the Company enters into the seasonally slower sales periods. With SONICblue the Company will now have a strong parent company with the same vision that will enable the Sensory Science team to grow shareholder value through the combined entity."
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ABOUT SENSORY SCIENCE

         Sensory Science (formerly Go-Video) is a digital entertainment products company specializing in developing and marketing innovative digital audio and video products, including digital televisions, Internet media players, DVD players, and high-end home theater components for the digital living room. The company holds patents on the Dual-Deck VCR as well as other electronics products and systems, and is expanding into new product categories to take advantage of the transition from analog to digital technologies. Sensory Science also markets its products under the Go-Video, California Audio Labs, rave:mp, and Loewe brand names. For additional information on Sensory Science on the Internet, visit www.sensoryscience.com.

This press release contains forward-looking statements, usually containing the words believes," "expects," "anticipates," or "will," that involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts of rival companies; timing of product introductions; ability of contract manufacturers to meet product price objectives and delivery schedules; the effectiveness of the company's reorganization initiatives in reducing costs and increasing efficiency; legislative, regulatory, and industry initiatives that may affect planned or actual product features and marketing methods; and the pace and success of product research and development. For more information on the potential factors that could affect the company's financial results, please review the company's filings with the Securities and Exchange Commission, including the company's annual report on Form 10-K, including exhibit 99.1, the company's quarterly reports on Form 10-Q, and the company's other filings with the Securities and Exchange Commission.

                             ADDITIONAL INFORMATION

Sensory Science and SONICblue will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Sensory Science free of charge by requesting them in writing from Sensory Science Corporation, 7835 East McClain Drive, Scottsdale, AZ 85260-1732, Attention: Corporate Communications Manager, or by telephone at 480/905-9623.

         You may obtain documents filed with the SEC by SONICblue free of charge by requesting them in writing from SONICblue Incorporated, 2841 Mission College Blvd., Santa Clara, CA 95054, Attention: Investor Relations, or by telephone at 408/588-8086.

         Sensory Science and SONICblue, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Sensory Science in connection with the merger. Information about the directors and executive officers of
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Sensory Science and their ownership of Sensory Science stock is set forth in the proxy statement for Sensory Science's 2000 Annual Meeting of stockholders. Information about the directors and executive officers of SONICblue is set forth in the proxy statement for SONICblue's 2000 Annual Meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

                                  Jonathan King

                        Corporate Communications Manager

                           Sensory Science Corporation

                                 (480) 905-9623

                            jking@sensoryscience.com